                                                                    Exhibit 2

[ADB LOGO]
                                     ADB Systems International Inc.
                                     6725 Airport Road, Suite 201
                                     Mississauga, ON    L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                     Website: www.adbsys.com
                                     (OTCBB: ADBI, TSX: ADY)

For Immediate Release

                 ADB SYSTEMS ANNOUNCES Q3 2002 FINANCIAL RESULTS
          Expects revenue growth and continued expense reductions in Q4

TORONTO - October 29, 2002 - ADB Systems International Inc. (OTCBB: ADBI, TSX:
ADY), a global provider of asset lifecycle management solutions, today announced financial results for its third quarter ended September 30, 2002. All figures are in Canadian dollars. As at September 30, 2002, the exchange rate was CDN $1.59 to US$ 1.00.

ADB reported gross revenues of $1.26 million in the third quarter, a decrease of 18 percent when compared to the $1.54 million achieved in the second quarter of 2002. Revenue was comprised of software license sales, service fees for software implementation, application hosting, support and training, and transaction fees from on-line activities performed for customers.

"Challenging economic conditions in each of our primary markets and typically slow sales cycles due to seasonal factors combined to decelerate the growth we had experienced since the fourth quarter of 2001," said Jeff Lymburner, CEO of ADB Systems. "Based on early indications as organizations begin to renew their investments in technology-based solutions, we expect a measurable improvement in revenue for the current quarter in excess of approximately 20 percent.

"Despite a revenue decrease, we saw a further improvement to our net cash performance as a result of cost-cutting measures we began to implement in the third quarter," Mr. Lymburner said.

"We experienced an improvement in our net cash outflow from operating activities from more than $2 million in the second quarter to approximately $1.4 million in the third. Once the full effect of these cost-cutting measures is realized and combined with our revenue targets, we expect that our net cash outflow from operating activities for the fourth quarter will be reduced from approximately $1.4 million to below $1 million."

ADB recorded a net loss for the period of $2.36 million or $0.06 per share, a modest improvement over the second quarter.

ADB reported a loss from operations of $2.37 million or $0.06 per share. This compares to an operating loss of $2.41 million or $0.06 per share in the second quarter of 2002. Operating loss is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities.

Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating loss and operating expense are not measures of performance calculated in accordance with Canadian generally accepted accounting principles (GAAP).

As at September 30, 2002, ADB held cash and marketable securities totaling $1.71 million.

In addition to its financial performance, the Company experienced a number of operating achievements in the quarter:

         o ADB delivered a regional procurement solution to the city of Narvik, Norway. The solution enables the regional communities to take advantage of reduced purchasing costs and streamlined procurement processes.

         o ADB transferred its listing from the Nasdaq SmallCap market to OTC Bulletin Board (OTCBB). The Company's ticker symbol on the OTCBB is ADBI.

         o ADB secured approximately $3 million of gross proceeds through a series of financial agreements with The Brick Warehouse Corporation, Canada's largest volume retailer of home furnishings, mattresses, appliances and home electronics, Stonestreet LP, a Toronto-based investment management firm, and a group of private investors.

         o ADB signed a customer-enabling agreement with Strategic Solutions for Industry to help the company sell surplus assets through the Internet.

"The recently completed plan of arrangement and private placement provided us with an infusion of capital that is being used to sustain our operations," Mr. Lymburner said. "Although our industry has not yet fully rebounded, we are encouraged by our long-term potential given current sales opportunities and our flexibility in implementing operational plans that reduce expenses while supporting customer initiatives."

ADB Systems will hold a conference call at 10:00 a.m. (Eastern time) on October 30, 2002, to discuss its financial results as well as operational activities. Followers of ADB Systems are invited to listen to the call live over the Internet on the Investor Relations section of the Company's website at http://www.adbsys.com.

About ADB Systems International Inc.

ADB Systems International delivers asset lifecycle management solutions that help companies source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, utilities, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, HFK, permanent TSB, ShopNBC, and Skerman Group.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the OTC Bulletin Board (OTCBB: ADBI), and the Toronto Stock Exchange (TSX: ADY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's ("the Company") results to differ materially from expectations.

These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

To receive additional information on ADB Systems International, please visit www.adbsys.com

Contacts:
At ADB Systems International
Joe Racanelli, Director of Marketing
Tel: (905) 672-7467  ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com


                            (financial tables follow)

                         ADB Systems International Inc.
                           Consolidated Balance Sheet
                  (expressed in thousands of Canadian dollars)
                           (Canadian GAAP, Unaudited)

------------------------------------------------------------------------------------------

                                               Sept 30          Sept 30        December 31
                                             -----------      -----------      -----------
                                                2002             2002             2001
                                             -----------      -----------      -----------
                                             (unaudited)      (unaudited)       (audited)
                                                                in US$)

                                                              translated
                                                              into US$ at
                                                              Cdn$ 1.5863
                                                                  for
                                                              convenience

Cash                                         $    1,323       $      834       $    2,557
Restricted Cash                              $      370       $      233       $     --
Marketable securities                                20               13            1,658
Other current assets                              1,110              700            1,419
Other assets                                      3,666            2,311            4,958
                                             ----------       ----------       ----------
Total assets                                 $    6,489       $    4,091       $   10,592
                                             ==========       ==========       ==========

Current Liabilities                          $    2,030       $    1,280       $    1,695
Short term and long term
     deferred revenue                               191              120              855
Demand Loan                                       1,500              946               18
Other Liabilities                                    90               57             --
Minority Interest                                     3                2                8
Total shareholders' equity                        2,675            1,686            8,016
                                             ----------       ----------       ----------
Total liabilities and
     shareholders' equity                    $    6,489       $    4,091       $   10,592
                                             ==========       ==========       ==========

                         ADB Systems International Inc.
                      Consolidated Statement of Operations
     (expressed in thousands of Canadian dollars, except per share amounts)
                           (Canadian GAAP, Unaudited)


                                                -------------------------------------       ---------------------------------------
                                                         Three Months Ended                              Nine Months Ended
                                                -------------------------------------       ---------------------------------------
                                                              Sept. 30                                       Sept. 30
                                                -------------------------------------       ---------------------------------------
                                                   2002         2002           2001           2002           2002            2001
                                                ---------     ---------     ---------       ---------      ---------      ---------
                                                               translated                                  translated
                                                              into US$ at                                   into US$ at
                                                               Cdn$1.5683                                   Cdn$1.5683
                                                                  for                                          for
                                                              convenience                                  convenience

Revenue                                         $   1,255     $     791     $     619       $   4,280      $   2,698      $   3,289
Customer acquisition costs                            --            --            (37)            --             --             (56)
                                                ---------     ---------     ---------       ---------      ---------      ---------
Net revenue                                     $   1,255     $     791     $     582       $   4,280      $   2,698      $   3,233
                                                ---------     ---------     ---------       ---------      ---------      ---------

General and administrative                      $   1,334     $     841     $     947       $   4,797      $   3,024      $   6,470
Software development and technology                 1,098           642           690           3,135          1,976          2,464
Sales and marketing costs                             472           298           736           1,467            925          3,076
Depreciation and amortization                         674           425           302           1,913          1,206            940
Interest expense                                       54            34           --               54             34            --
Interest income                                        (7)           (4)          (35)            (39)           (25)          (308)
                                                ---------     ---------     ---------       ---------      ---------      ---------
                                                $   3,625     $   2,285     $   2,640       $  11,327      $   7,140      $  12,642
                                                ---------     ---------     ---------       ---------      ---------      ---------

                                                ---------     ---------     ---------       ---------      ---------      ---------
Loss before the undernoted                      $  (2,370)    $  (1,495)    $  (2,058)      $  (7,047)     $  (4,441)     $  (9,409)
                                                =========     =========     =========       =========      =========      =========

Realized gains and losses on disposals
  of marketable securities, strategic
  investments, capital assets, and
  recovery of assets                            $       9     $       6     $     (77)      $     (89)      $    (56)     $   6,669
Unrealized gains and losses on
  revaluation of marketable securities
  and strategic investments and provision
  for impairments of assets                           --            --         (1,091)             56             35         (2,225)
Retail activities settlement                          --            --            --              --             --            (404)
Goodwill Impairment                                   --            --            --              (14)            (9)           --
Restructuring charge                                  --            --           (255)            --             --            (868)
                                                ---------     ---------     ---------       ---------      ---------      ---------
                                                $       9     $       6     $  (1,423)      $     (47)     $     (30)     $   3,172
                                                ---------     ---------     ---------       ---------      ---------      ---------

                                                ---------     ---------     ---------       ---------      ---------      ---------
NET LOSS FOR THE PERIOD                         $  (2,361)    $  (1,488)    $  (3,481)      $  (7,094)     $  (4,472)     $  (6,237)
                                                =========     =========     =========       =========      =========      =========

BASIC AND DILUTED LOSS PER SHARE                $   (0.06)    $   (0.04)    $   (0.13)      $   (0.17)     $   (0.11)     $   (0.23)
                                                =========     =========     =========       =========      =========      =========

Weighted average common shares                     41,583        41,583        27,320          41,583         41,583         27,320
                                                =========     =========     =========       =========      =========      =========

                                                ---------     ---------     ---------       ---------      ---------      ---------
Loss per share from operations                  $   (0.06)    $   (0.04)    $   (0.08)      $   (0.17)     $   (0.11)     $   (0.34)
                                                =========     =========     =========       =========      =========      =========